Exhibit 99.1

News Release #35/2012
2012-07-26

Baja Mining Secures US$90 million Interim Funding from Korean Consortium; Korean Consortium Evaluating Further Funding to Complete Boleo Project; Baja to be Reduced to Minority Interest in Boleo

Vancouver, July 26, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) announces that Baja’s subsidiary Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) has secured US$90 million of interim financing for the Boleo copper-cobalt-zinc project.

Funds are being provided by the Korean consortium (the “Consortium”) composed of Korea Resources Corporation, LS-Nikko Copper Inc., Hyundai Hysco Co., Ltd., SK Networks Co., Ltd., and Iljin Materials Co., Ltd. which acquired a 30% interest in MMB in July 2008.

The Consortium, subject to the approval of the board of directors and/or senior management of the respective members of the Consortium (the “Consortium Approvals”), has committed to contribute US$90 million to MMB on or about August 30, 2012 in Stage I of the financing. In Stage II, which is not committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Boleo project.

The Consortium’s obligation to provide the US$90 million of interim financing is subject to the extension by MMB’s lenders of the existing standstill period to September 30, 2012. Such extension remains under negotiation.

Both stages of the financing involve significant dilution to Baja’s interest in MMB. Further, there is no certainty that the Boleo project will be completed, as the Consortium may elect not to complete the Stage I financing, and may determine that it does not wish to proceed with Stage II. After having conducted an extensive but unsuccessful process through BMO Capital Markets to identify a solution to the cost overruns at the Boleo project, and now facing a potential shutdown of the Boleo project in the immediate future and the potential insolvency of MMB, Baja concluded the Consortium’s funding proposal is the only option available at this time with a plausible prospect of preserving any value for Baja’s stakeholders. Baja’s board has obtained a preliminary opinion from Capital West Partners that the transaction is fair from a financial point of view to Baja’s shareholders.

The principal terms of the Consortium financing are as follows. While the below reflects the deal that has been made between the Consortium and Baja, it still requires final approval of MMB’s lenders.

Stage I Funding: Interim Funding

The Consortium, subject to the Consortium Approvals, has committed to contribute US$90 million to MMB on or about August 30, 2012. The contribution of US$45 million of the total US$90 million commitment will result in an immediate reduction in Baja’s interest in MMB from 70% to 49%.

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News Release #35/2012
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The Stage I funding will enable MMB to begin addressing outstanding vendor liabilities and continue its current level of critical path activities at the Boleo project.

Upon at least half of the Stage I funding being provided to MMB (US$45 million), the Consortium will acquire the additional 21% interest in MMB, control of MMB will be transitioned to the Consortium, and changes will be made to the shareholders’ agreement governing the rights of the shareholders of MMB which will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over US$1 million. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board as long as its interest in MMB is at least 8%.

If the entire US$90 million is not funded by the Consortium on or about August 30, 2012, the Consortium’s interest will revert to 30%, and any MMB board and management changes will be reversed.

Stage II Funding: Financing the Completion of the Boleo Project

The Stage I funding is intended to give the Consortium members time to complete an evaluation of the Boleo project and decide if they wish, in their sole discretion, to commit to contributing the further funding necessary to bring the Boleo project to completion. The Consortium must make its decision by August 30, 2012. The decision is subject to further due diligence by the Consortium and agreement with MMB’s lenders with respect to the re-activation of its credit facilities. If the Consortium does not contribute the entire US$90 million Stage I funding, or if it elects not to proceed with the Stage II funding, Baja expects that it will recommend to MMB that it proceed with an orderly shutdown of operations at the Boleo project to seek to preserve value for Baja’s stakeholders.

  If the Consortium elects to proceed with the Stage II funding, Baja will have a right to contribute to such funding, subject to contributing a minimum of US$10 Million and a contribution which would result in it holding a maximum 40% interest in MMB. Baja may raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders.

  If Baja makes no contribution to the Stage II funding, Baja’s interest in MMB will be reduced from 49% to 10%. In addition, if the total equity costs to complete the project exceed US$443,390,000 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted at an accelerated rate.

  If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II funding) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Stage II participation right by the total amount of the Stage II funding. If Baja fully exercises its Stage II participation right, it would be required to contribute approximately US$341,069,000 to retain a maximum 40% interest in MMB.

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SRK Consulting has been retained to prepare an updated NI 43-101 compliant technical report on the Boleo project. Baja anticipates that the updated technical report will be filed in September 2012. Upon completion and filing of this report, Baja will have 60 days to complete a non-backstopped rights offering to provide it with funds to exercise its Stage II participation right. Mount Kellett has advised Baja that it does not intend to participate in such rights offering.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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